August 18, 2015

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LivaNova PLC Registration Statement on Form S-4, as amended on August 17, 2015 (File No. 333-203510)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LivaNova PLC (f/k/a Sand Holdco PLC) (“LivaNova”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on August 19, 2015, or as soon as possible thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

* * * *

LivaNova hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, LivaNova hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve LivaNova from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	LivaNova may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information, please contact Roderick O. Branch of Latham & Watkins LLP at (212) 906-4616 or by email (roderick.branch@lw.com). In addition, please inform Mr. Branch when this request for acceleration has been granted.

Sincerely,

LIVANOVA PLC

By:	/s/ Brian Sheridan
Name: Brian Sheridan
Title: Director